SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Garrett Motion Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

366505105
(CUSIP Number)
Jennifer M. Pulick General Counsel Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800
Adriana Schwartz Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 8 Pages)

CUSIP No. 366505105	SCHEDULE 13D/A	Page 1 of 8

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,421,469*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,421,469*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,421,469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.1%*
14	TYPE OF REPORTING PERSON PN, IA

* In addition, it is expected that the Cyrus Funds will receive approximately 2,467,131 additional shares of Common Stock following the conversion of the Series A Preferred Shares described in Item 5(c) of this Schedule 13D/A as payment of accrued interest on or about June 20, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2023. Following the conversion and the payment of accrued interest, the Reporting Persons expect there to be approximately 266,200,316 shares of Common Stock outstanding, and the Cyrus Funds are expected to beneficially own an aggregate of 34,888,600 shares of Common Stock representing approximately 13.1% of the shares of Common Stock estimated to be outstanding at such time. The Reporting Persons will file an amendment to the Schedule 13D to the extent the actual number of shares of Common Stock received in payment of accrued interest differs materially from the foregoing.

CUSIP No. 366505105	SCHEDULE 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,421,469*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,421,469*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,421,469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.1%*
14	TYPE OF REPORTING PERSON OO

* In addition, it is expected that the Cyrus Funds will receive approximately 2,467,131 additional shares of Common Stock following the conversion of the Series A Preferred Shares described in Item 5(c) of this Schedule 13D/A as payment of accrued interest on or about June 20, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2023. Following the conversion and the payment of accrued interest, the Reporting Persons expect there to be approximately 266,200,316 shares of Common Stock outstanding, and the Cyrus Funds are expected to beneficially own an aggregate of 34,888,600 shares of Common Stock representing approximately 13.1% of the shares of Common Stock estimated to be outstanding at such time. The Reporting Persons will file an amendment to the Schedule 13D to the extent the actual number of shares of Common Stock received in payment of accrued interest differs materially from the foregoing.

CUSIP No. 366505105	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,714,769*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,714,769*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,714,769*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%*
14	TYPE OF REPORTING PERSON OO

* In addition, it is expected that Cyrus 1740 Master Fund, L.P., Canary SC Master Fund, L.P., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund II, L.P., to which Cyrus Capital Advisers, L.L.C. serves as general partner, will receive approximately 1,448,419 additional shares of Common Stock following the conversion of the Series A Preferred Shares described in Item 5(c) of this Schedule 13D/A as payment of accrued interest on or about June 20, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2023. Following the conversion and the payment of accrued interest, the Reporting Persons expect there to be approximately 266,200,316 shares of Common Stock outstanding, and Cyrus Capital Advisors is expected to beneficially own an aggregate of 20,163,188 shares of Common Stock representing approximately 7.6% of the shares of Common Stock estimated to be outstanding at such time. The Reporting Persons will file an amendment to the Schedule 13D to the extent the actual number of shares of Common Stock received in payment of accrued interest differs materially from the foregoing.

CUSIP No. 366505105	SCHEDULE 13D/A	Page 4 of 8

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,421,469*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,421,469*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,421,469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.1%*
14	TYPE OF REPORTING PERSON IN

* In addition, it is expected that the Cyrus Funds will receive approximately 2,467,131 additional shares of Common Stock following the conversion of the Series A Preferred Shares described in Item 5(c) of this Schedule 13D/A as payment of accrued interest on or about June 20, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2023. Following the conversion and the payment of accrued interest, the Reporting Persons expect there to be approximately 266,200,316 shares of Common Stock outstanding, and the Cyrus Funds are expected to beneficially own an aggregate of 34,888,600 shares of Common Stock representing approximately 13.1% of the shares of Common Stock estimated to be outstanding at such time. The Reporting Persons will file an amendment to the Schedule 13D to the extent the actual number of shares of Common Stock received in payment of accrued interest differs materially from the foregoing.

CUSIP No. 366505105	SCHEDULE 13D/A	Page 5 of 8

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (as amended, the “Schedule 13D”) with respect to common stock, $0.001 par value per share (the “Common Stock”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 5(a)-(c) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number shares of Common Stock and the percentage of the Shares beneficially owned by the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 247,898,741 shares of Common Stock outstanding as of June 12, 2023, which is the sum of (1) 72,561,029 shares of Common Stock the Reporting Persons understand to be outstanding following the Series A Repurchase (as defined and described in Current Reports on Form 8-K filed by the Issuer on April 14, 2023 and June 2, 2023), and (2) an aggregate of 175,337,712 shares of Common Stock issued upon the automatic conversion of all shares of Series A Preferred Stock outstanding following the Series A Repurchase.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The open market transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A attached hereto. In addition, on June 12, 2023, pursuant to the amendment and restatement of the certificate of designations for the Series A Preferred Stock, the 23,636,315 shares of Series A Preferred Stock held by the Reporting Persons automatically converted into one (1) fully-paid, non-assessable share of Common Stock.

CUSIP No. 366505105	SCHEDULE 13D/A	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

Cyrus Capital Partners, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

Cyrus Capital Advisors, L.L.C.
By: Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CUSIP No. 366505105	SCHEDULE 13D/A	Page 7 of 8

SCHEDULE A

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

06/08/2023	(1,086,472)	8.20004	8.20 – 8.245